SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,079,572 Net interest income 1,835,980 Loans and accounts receivables from customers and banks, net 39,561,859 Net fee and commission income 537,522 Loans and accounts receivables from customers at fair value, net 270,813 Result from financial operations 253,378 Financial instruments 9,429,112 Total operating income 2,626,880 Financial derivative contracts 10,732,577 Provision for loan losses (524,072) Other asset ítems 5,939,822 Support expenses (858,593) Total assets 68,013,755 Other results (82,381) Income before tax 1,161,834 Principal liabilities MCh$ Income tax expense (184,907) Deposits and other demand liabilities 13,435,007 Net income for the period 976,927 Time deposits and other time liabilities 16,971,409 Issued debt and regulatory capital instruments 10,370,037 Attributable to: Financial derivative contracts 11,054,997 Equity holders of the Bank 962,588 Other liabilities ítems 11,392,256 Non-controlling interest 14,339 Total equity 4,790,049 Total liabilities and Equity 68,013,755 Equity attributable to: Equity holders of the Bank 4,672,287 Non-controlling interest 117,762 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of November 30, 2025 The principal balances and results accumulated for the period ending November 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Noviembre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.079.572
Créditos y cuentas por cobrar a clientes y bancos	39.561.859
Créditos y cuentas por cobrar a clientes a valor razonable	270.813
Instrumentos financieros	9.429.112
Contratos de derivados financieros	10.732.577
Otros rubros del activo	5.939.822
Total Activos	**68.013.755**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.435.007
Depósitos y otras captaciones a plazo	16.971.409
Instrumentos de deuda y capital regulatorio emitidos	10.370.037
Contratos de derivados financieros	11.054.997
Otros rubros del pasivo	11.392.256
Total patrimonio	4.790.049
Total Pasivos y Patrimonio	**68.013.755**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.672.287
Interés no controlador	117.762

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.835.980
Ingresos netos de comisiones	537.522
Resultado de operaciones financieras	253.378
Total ingresos operacionales	**2.626.880**
Gasto de pérdidas crediticias	(524.072)
Gastos de apoyo	(858.593)
Otros resultados	(82.381)
Resultado antes de impuesto	**1.161.834**
Impuesto a la renta	(184.907)
Utilidad consolidada del periodo	**976.927**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	962.588
Interés no controlador	14.339

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?